UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended		December 31, 2013

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

	Commission file number		1-14201

SEMPRA ENERGY SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN, SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN AND MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN
(Full title of the Plans)

SEMPRA ENERGY
(Name of the issuer of the securities held pursuant to the Plan)

101 Ash Street, San Diego, California 92101
(Address of principal executive office of the issuer)

AUDITED FINANCIAL STATEMENTS

Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan
Mobile Gas Service Corporation Employee Savings Plan

SIGNATURES

EXHIBITS

23.0 Consent of Independent Registered Public Accounting Firm

Sempra Energy

Savings Plan

Financial Statements as of December 31, 2013 and
2012, and for the Year Ended December 31, 2013,
Supplemental Schedule as of December 31, 2013,
and Report of Independent Registered Public
Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3

Notes to Financial Statements as of December 31, 2013 and 2012 and for the Year Ended December 31, 2013	4–15

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2013:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	17

NOTE:  Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Sempra Energy Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of Sempra Energy Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 27, 2014

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

(Dollars in thousands)

	2013	2012

CASH AND CASH EQUIVALENTS	$-	$13

INVESTMENT —
Investment in Sempra Energy Savings Master Trust, at fair value	246,960	207,169

RECEIVABLES:
Notes receivable from participants	2,808	2,310
Employer contributions	905	664
Dividends	516	579
Participant contributions	1	210

Total receivables	4,230	3,763

NET ASSETS AVAILABLE FOR BENEFITS	$251,190	$210,945

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013
(Dollars in thousands)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust
investment income	$50,110

Contributions:
Employer	3,346
Participant	8,700
Participant rollovers	874

Total contributions	12,920

Interest income on notes receivable from participants	115

Total additions	63,145

DEDUCTIONS:
Distributions to participants or their beneficiaries	26,696
Administrative expenses	104

Total deductions	26,800

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	36,345

PLAN TRANSFERS:
Merged from related plans	4,356
Transfers from plans of related entities	1,582
Transfers to plans of related entities	(2,038)

Net plan transfers into plan	3,900

INCREASE IN NET ASSETS	40,245

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	210,945

End of year	$251,190

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Pension and Benefits Committee of the Company controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

On May 31, 2013, the Mesquite Power LLC Savings Plan (Mesquite Savings Plan) that was sponsored by Mesquite Power LLC, a wholly owned subsidiary of the Company, was merged into the Plan, and as a result, on June 3, 2013, the total fair value of the participants’ account balances in the Mesquite Savings Plan of $2,412,357 was transferred into the Plan.

On June 30, 2013, the Topaz Power Group Savings Plan (Topaz Savings Plan) that was sponsored by Topaz Power Group, LLC, a wholly owned subsidiary of the Company, was merged into the Plan and as a result, on June 28, 2013, the total fair value of the participants’ account balances in the Topaz Savings Plan of $1,943,884 was transferred into the Plan.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $17,500 for 2013. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2013. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, increasing each May 1st by 1% up to a maximum of 6%. The default investment vehicle for 2013 is the T. Rowe Price Retirement Active Trust option with the age-appropriate asset allocation of stocks and bonds based on the assumption that the employee will retire at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution for all employees beginning in 2013 and all employees except those employed by Copper Mountain Solar 1, LLC (Copper Mountain) in 2012, as determined by the Board of Directors of Sempra Energy. Incentive contributions of 1.00% and 0.67% of eligible compensation for all eligible employees were made for 2013 and 2012, respectively. Pior to 2013, for employees of Copper Mountain, each year Copper Mountain made an incentive contribution of not less than 3% and up to 6% of the employee’s eligible pay if incentive guidelines are met. For 2012, Copper Mountain contributed 6%. All incentive contributions were made on March 17, 2014 and March 18, 2013 to eligible employees employed on December 31, 2013 and 2012, respectively. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2013 and 2012 were $904,469 and $608,877, respectively, and are reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account within their TradeLink Plus account. The TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Effective July 1, 2012, Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2013 and 2012, the Plan held, through the Master Trust, 831,809 and 988,427 shares, respectively, of common stock of Sempra Energy, the sponsoring employer, and recorded related dividend income of $2,231,862 during the year ended December 31, 2013.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2013 or 2012.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued (see Note 3).

3.                    TAX STATUS

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of administrative errors involving certain Plan participants’ loans. T. Rowe Price disclosed these administrative errors to the Internal Revenue Service (IRS) through a Group Voluntary Compliance Program (Group VCP) submission on September 1, 2011 under the IRS’ Employee Plans Compliance Resolution System correction program. The Company reviewed these matters and elected to participate in the group filing. The Company elected to make the necessary corrections to affected participant loans immediately upon notification. On April 1, 2014, T. Rowe Price notified the Plan that the IRS had approved the proposed correction methods that were filed with the Group VCP on September 1, 2011, therefore, there is no impact on the Plan’s tax status as a result of the administrative error.

The IRS has determined and informed the Company by a letter dated June 10, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of both December 31, 2013 and 2012, interest rates on loans ranged from 4.25% to 10.5%, and as of December 31, 2013, the loans had maturity dates through September 2028. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2013 and 2012, the Plan’s interest in the investments of the Master Trust was approximately 8% .

The investments of the Master Trust at December 31, 2013 and 2012, are summarized as follows:

	2013	2012

At fair value:
Sempra Energy common stock	$1,260,527	$1,099,421
Mutual funds:
Domestic stock funds	324,988	252,322
Bond funds	109,266	138,534
Other	28,785	23,681

Total mutual funds	463,039	414,537

At estimated fair value:
Stable value fund	177,517	156,674
Common/collective trusts:
Retirement active	663,764	498,483
Domestic small-cap core equity	221,795	170,222
Domestic mid-cap core equity	15,575	-
International equity commingled pool	110,026	85,591
Domestic treasury money market	70,513	65,192
Equity income	86,514	60,738
Growth stock	83,802	58,975

Total common/collective trusts	1,251,989	939,201

Master Trust investments	$3,153,072	$2,609,833

Plan’s interest in the Master Trust	$246,960	$207,169

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2013, are as follows:

Net appreciation (depreciation) of investments at fair value:
Sempra Energy common stock	$283,162
Mutual funds:
Domestic stock funds	75,059
Bond funds	(9,208)
Other	3,628

Total mutual funds	69,479

Net appreciation of investments at estimated fair value:
Stable value fund	1
Common collective trusts:
Retirement active	108,359
Domestic small-cap core equity	65,269
Domestic mid-cap core equity	2,249
International equity commingled pool	19,418
Domestic treasury money market	397
Equity income	19,385
Growth stock	23,111

Total common/collective trusts	238,188

Net appreciation of investments	$590,830

Dividend income	$46,486

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2013 and 2012:

	2013	2012

Sempra Energy Common Stock *	$74,663	$70,119
Vanguard Institutional Index Fund	28,501	22,600
T. Rowe Price U.S. Small-Cap Core Equity Trust *	20,941	16,621
T. Rowe Price Stable Value Fund N *	13,147	9,966	**

*	Parties-in-interest.

**	This investment does not represent 5% or more of the Plan’s assets at December 31, 2012, but is shown for comparative purposes.

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2013 and 2012, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2013
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,260,527	$-	$-	$1,260,527

Mutual funds:
Domestic stock funds	324,988	-	-	324,988
Bond funds	109,266	-	-	109,266
Other	28,785	-	-	28,785

Total mutual funds	463,039	-	-	463,039

Stable value fund	-	177,517	-	177,517

Common/collective trusts:
Retirement active	-	663,764	-	663,764
Domestic small-cap core equity	-	221,795	-	221,795
Domestic mid-cap core equity	-	15,575	-	15,575
International equity commingled pool	-	110,026	-	110,026
Domestic treasury money market	-	70,513	-	70,513
Equity income	-	86,514	-	86,514
Growth stock	-	83,802	-	83,802

Total common/collective trusts	-	1,251,989	-	1,251,989

Total investments at fair value	$1,723,566	$1,429,506	$-	$3,153,072

	Master Trust Fair Value Measurements
	at December 31, 2012
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,099,421	$-	$-	$1,099,421

Mutual funds:
Domestic stock funds	252,322	-	-	252,322
Bond funds	138,534	-	-	138,534
Other	23,681	-	-	23,681

Total mutual funds	414,537	-	-	414,537

Stable value fund	-	156,674	-	156,674

Common/collective trusts:
Retirement active	-	498,483	-	498,483
Domestic small-cap core equity	-	170,222	-	170,222
International equity commingled pool	-	85,591	-	85,591
Domestic treasury money market	-	65,192	-	65,192
Equity income	-	60,738	-	60,738
Growth stock	-	58,975	-	58,975

Total common/collective trusts	-	939,201	-	939,201

Total investments at fair value	$1,513,958	$1,095,875	$-	$2,609,833

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable Value Fund — The fair values of participation units in the stable value fund, which is a collective trust, are based upon the net asset values (NAV) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 7).

Common Collective Trusts — The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 8).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay Plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

8.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2013
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$177,517	$13,147	$-	Daily	(1)	(1)
Pyramis Select
International Equity
Commingled Pool
Fund (2)	103,388	9,581	-	Daily	(2)	None
T. Rowe Price Retirement
Active Trusts (3)	663,764	66,474	-	Daily	None	None
T. Rowe Price U.S. Small-Cap
Core Equity Trust (4)	221,795	20,941	-	Daily	None	None
T. Rowe Price U.S. Treasury
Money Market Trust (5)	70,513	7,053	-	Daily	None	None
T. Rowe Price Equity
Income Trust (6)	86,514	5,675	-	Daily	None	None
T. Rowe Price Growth
Stock Trust (7)	83,802	8,653	-	Daily	None	None
SSGA Russell SMID Cap
Index Non-Lendable Fund (8)	15,575	1,332	-	Daily	None	None
Blackrock MSCI ACWI EX
US Non-Lendable Fund (9)	6,638	829	-	Daily	None	None

Total	$1,429,506	$133,685	$-

	At December 31, 2012
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$156,674	$9,966	$-	Daily	(1)	(1)
Pyramis Select International
Equity Commingled Pool
Fund (2)	85,591	8,206	-	Daily	(2)	None
T. Rowe Price Retirement
Active Trusts (3)	498,483	51,337	-	Daily	None	None
T. Rowe Price U.S. Small-Cap
Core Equity Trust (4)	170,222	16,621	-	Daily	None	None
T. Rowe Price U.S. Treasury
Money Market Trust (5)	65,192	7,030	-	Daily	None	None
T. Rowe Price Equity
Income Trust (6)	60,738	4,154	-	Daily	None	None
T. Rowe Price Growth
Stock Trust (7)	58,975	5,968	-	Daily	None	None

Total	$1,095,875	$103,282	$-

(1)          The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

(3)          The trusts’ strategies seek increasingly conservative investment over time through investment in a diversified portfolio of underlying trusts that represent various asset classes and sectors, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in fixed income-based underlying trusts.

(4)          The trust strategies seek to provide long-term capital growth by investing primarily in the stocks of small companies.

(5)          The trust strategies seek to maximize safety of capital; liquidity; and, consistent with these objectives, the highest available current income by investing in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

(6)          The trust strategies seek to provide dividend income and long-term growth of capital through investments in the common stocks of established companies.

(7)          The trust strategies seek to provide long-term capital growth and, secondarily, increase dividend income by investing primarily in common stocks of a diversified group of growth companies.

(8)          The State Street Global Advisors Small / Mid Cap (SSGA SMID Cap) Index Non-Lendable Fund seeks to provide long-term capital growth by matching the performance of the Russell Small Cap Completeness Index.

(9)          This fund seeks to provide long-term capital growth, capturing the earnings and growth potential of foreign companies in both developed and emerging market countries by matching the performance of Morgan Stanley Capital International All Country World Index excluding the US (MSCI ACWI EX US) Investable Market Index.

* * * * * *

SUPPLEMENTAL SCHEDULE

SEMPRA ENERGY SAVINGS PLAN

Employer ID No: 33-0732627

Plan Number:  002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 10.50%; maturities from January 2014 through September 2028	**	$2,808,375

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

San Diego Gas & Electric

Company Savings Plan

Financial Statements as of December 31, 2013 and
2012, and for the Year Ended December 31, 2013,
Supplemental Schedule as of December 31, 2013,
and Report of Independent Registered Public
Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3

Notes to Financial Statements as of December 31, 2013 and 2012 and for the Year Ended December 31, 2013	4–14

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2013:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	16

NOTE:  Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
San Diego Gas & Electric Company Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 27, 2014

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

(Dollars in thousands)

	2013	2012

CASH AND CASH EQUIVALENTS	$632	$118

INVESTMENT — Investment in Sempra Energy Savings Master Trust, at fair value	1,232,397	1,091,216

RECEIVABLES:
Notes receivable from participants	29,533	28,085
Dividends	3,152	3,556
Employer contributions	3,874	2,955
Participant contributions	5	1,782

Total receivables	36,564	36,378

NET ASSETS AVAILABLE FOR BENEFITS	$1,269,593	$1,127,712

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

(Dollars in thousands)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$245,519

Contributions:
Employer	15,204
Participant	44,925
Participant rollovers	1,526

Total contributions	61,655

Interest income on notes receivable from participants	1,255

Total additions	308,429

DEDUCTIONS:
Distributions to participants or their beneficiaries	109,584
Administrative expenses	449

Total deductions	110,033

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	198,396

PLAN TRANSFERS:
Transfers from plans of related entities	1,080
Transfers to plans of related entities	(57,595)

Net plan transfers out of plan	(56,515)

INCREASE IN NET ASSETS	141,881

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,127,712

End of year	$1,269,593

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the San Diego Gas & Electric Company Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in the common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $17,500 for 2013. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2013. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, increasing each May 1st by 1% up to a maximum of 6%. The default investment vehicle for 2013 is the T. Rowe Price Retirement Active Trust option with the age-appropriate asset allocation of stocks and bonds based on the assumption that the employee will retire at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to 6% of eligible pay, each pay period. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution as determined by the Board of Directors of Sempra Energy.  Incentive contributions of 1.00% and 0.67% of eligible compensation were made for 2013 and 2012 respectively, for all eligible employees. Incentive contributions were made on March 17, 2014, and on March 18, 2013, to eligible employees employed on December 31, 2013 and 2012, respectively. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. The total discretionary incentive contributions for the years ended December 31, 2013 and 2012, were $3,872,433 and $2,586,624, respectively, and are reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in the TradeLink Plus account. TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Effective July 1, 2012, plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2013 and 2012, the Plan held, through the Master Trust, 5,404,872 shares and 6,348,893 shares, respectively, of common stock of Sempra Energy, the parent company of the sponsoring employer, and recorded related dividend income of $13,256,355 during the year ended December 31, 2013.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $14,231 and $0 at December 31, 2013 and 2012, respectively.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued (see Note 3).

3.                    TAX STATUS

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of administrative errors involving certain Plan participants’ loans. T. Rowe Price disclosed these administrative errors to the Internal Revenue Service (IRS) through a Group Voluntary Compliance Program (Group VCP) submission on September 1, 2011 under the IRS’ Employee Plans Compliance Resolution System correction program. The Company reviewed these matters and elected to participate in the group filing. The Company elected to make the necessary corrections to affected participant loans immediately upon notification. On April 1, 2014, T. Rowe Price notified the Plan that the IRS had approved the proposed correction methods that were filed with the Group VCP on September 1, 2011, therefore, there is no impact on the Plan’s tax status as a result of the administrative error.

The IRS has determined and informed the Company by a letter dated September 18, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of both December 31, 2013 and 2012, interest rates on loans ranged from 4.25% to 10.50%, and as of December 31, 2013, the loans had maturity dates through January 2029. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At December 31, 2013 and 2012, the Plan’s interest in the investments of the Master Trust was approximately 39% and 42%, respectively.

The investments of the Master Trust at December 31, 2013 and 2012, are summarized as follows:

	2013	2012

At fair value:
Sempra Energy common stock	$1,260,527	$1,099,421
Mutual funds:
Domestic stock funds	324,988	252,322
Bond funds	109,266	138,534
Other	28,785	23,681

Total mutual funds	463,039	414,537

At estimated fair value:
Stable value fund	177,517	156,674

Common/collective trusts:
Retirement active	663,764	498,483
Domestic small-cap core equity	221,795	170,222
Domestic mid-cap core equity	15,575	-
International equity commingled pool	110,026	85,591
Domestic treasury money market	70,513	65,192
Equity income	86,514	60,738
Growth stock	83,802	58,975

Total common/collective trusts	1,251,989	939,201

Master Trust investments	$3,153,072	$2,609,833

Plan’s interest in the Master Trust	$1,232,397	$1,091,216

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2013, are as follows:

Net appreciation (depreciation) of investments at fair value:
Sempra Energy common stock	$283,162
Mutual funds:
Domestic stock funds	75,059
Bond funds	(9,208)
Other	3,628

Total mutual funds	69,479

Net appreciation of investments at estimated fair value:
Stable value fund	1
Common collective trusts:
Retirement active	108,359
Domestic small-cap core equity	65,269
Domestic mid-cap core equity	2,249
International equity commingled pool	19,418
Domestic treasury money market	397
Equity income	19,385
Growth stock	23,111

Total common/collective trusts	238,188

Net appreciation of investments	$590,830

Dividend income	$46,486

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2013 and 2012:

	2013	2012

Sempra Energy Common Stock *	$485,141	$450,390
Vanguard Institutional Index Fund	129,917	109,913
T. Rowe Price U.S. Small-Cap Core Equity Trust *	106,362	86,835

* Parties-in-interest.

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2013 and 2012, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2013
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,260,527	$-	$-	$1,260,527

Mutual funds:
Domestic stock funds	324,988	-	-	324,988
Bond funds	109,266	-	-	109,266
Other	28,785	-	-	28,785

Total mutual funds	463,039	-	-	463,039

Stable value fund	-	177,517	-	177,517

Common/collective trusts:
Retirement active	-	663,764	-	663,764
Domestic small-cap core equity	-	221,795	-	221,795
Domestic mid-cap core equity	-	15,575	-	15,575
International equity commingled pool	-	110,026	-	110,026
Domestic treasury money market	-	70,513	-	70,513
Equity income	-	86,514	-	86,514
Growth stock	-	83,802	-	83,802

Total common/collective trusts	-	1,251,989	-	1,251,989

Total investments at fair value	$1,723,566	$1,429,506	$-	$3,153,072

	Master Trust Fair Value Measurements
	at December 31, 2012
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,099,421	$-	$-	$1,099,421

Mutual funds:
Domestic stock funds	252,322	-	-	252,322
Bond funds	138,534	-	-	138,534
Other	23,681	-	-	23,681

Total mutual funds	414,537	-	-	414,537

Stable value fund	-	156,674	-	156,674

Common/collective trusts:
Retirement active	-	498,483	-	498,483
Domestic small-cap core equity	-	170,222	-	170,222
International equity commingled pool	-	85,591	-	85,591
Domestic treasury money market	-	65,192	-	65,192
Equity income	-	60,738	-	60,738
Growth stock	-	58,975	-	58,975

Total common/collective trusts	-	939,201	-	939,201

Total investments at fair value	$1,513,958	$1,095,875	$-	$2,609,833

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable Value Fund — The fair values of participation units in the stable value fund, which is a collective trust, are based upon the net asset values (NAV) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 7).

Common Collective Trusts — The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 8).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

8.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2013
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$177,517	$56,247	$-	Daily	(1)	(1)
Pyramis Select International
Equity Commingled Pool
Fund (2)	103,388	44,723	-	Daily	(2)	None
T. Rowe Price Retirement
Active Trusts (3)	663,764	245,940	-	Daily	None	None
T. Rowe Price U.S. Small-Cap
Core Equity Trust (4)	221,795	106,362	-	Daily	None	None
T. Rowe Price U.S. Treasury
Money Market Trust (5)	70,513	29,318	-	Daily	None	None
T. Rowe Price Equity
Income Trust (6)	86,514	32,001	-	Daily	None	None
T. Rowe Price Growth
Stock Trust (7)	83,802	34,266	-	Daily	None	None
SSGA Russell SMID Cap
Index Non-Lendable Fund (8)	15,575	5,447	-	Daily	None	None
Blackrock MSCI ACWI EX
US Non-Lendable Fund (9)	6,638	3,316	-	Daily	None	None

Total	$1,429,506	$557,620	$-

	At December 31, 2012
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$156,674	$47,991	$-	Daily	(1)	(1)
Pyramis Select International
Equity Commingled Pool
Fund (2)	85,591	40,500	-	Daily	(2)	None
T. Rowe Price Retirement
Active Trusts (3)	498,483	201,238	-	Daily	None	None
T. Rowe Price U.S. Small-Cap
Core Equity Trust (4)	170,222	86,835	-	Daily	None	None
T. Rowe Price U.S. Treasury
Money Market Trust (5)	65,192	28,448	-	Daily	None	None
T. Rowe Price Equity
Income Trust (6)	60,738	25,624	-	Daily	None	None
T. Rowe Price Growth
Stock Trust (7)	58,975	26,600	-	Daily	None	None

Total	$1,095,875	$457,236	$-

(1)          The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

(3)          The trusts’ strategies seek increasingly conservative investment over time through investment in a diversified portfolio of underlying trusts that represent various asset classes and sectors, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in fixed income-based underlying trusts.

(4)          The trust strategies seek to provide long-term capital growth by investing primarily in the stocks of small companies.

(5)          The trust strategies seek to maximize safety of capital; liquidity; and, consistent with these objectives, the highest available current income by investing in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

(6)          The trust strategies seek to provide dividend income and long-term growth of capital through investments in the common stocks of established companies.

(7)          The trust strategies seek to provide long-term capital growth and, secondarily, increase dividend income by investing primarily in common stocks of a diversified group of growth companies.

(8)          The State Street Global Advisors Small / Mid Cap (SSGA SMID Cap) Index Non-Lendable Fund seeks to provide long-term capital growth by matching the performance of the Russell Small Cap Completeness Index.

(9)          The fund seeks to provide long-term capital growth, capturing the earnings and growth potential of foreign companies in both developed and emerging market countries by matching the performance of the Morgan Stanley Capital International All Country World Index excluding the US (MSCI ACWI EX US) Investable Market Index.

* * * * * *

SUPPLEMENTAL SCHEDULE

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

Employer ID No: 95-1184800

Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor, or	Maturity Date, Rate of Interest, and	(d)	Current
(a)	Similar Party	Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 10.50%;
maturities from January 2014 through
		January 2029	**	$ 29,533,487

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

Southern California Gas

Company Retirement
Savings Plan

Financial Statements as of December 31, 2013 and
2012, and for the Year Ended December 31, 2013,
Supplemental Schedule as of December 31, 2013, and
Report of Independent Registered Public Accounting Firm

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3

Notes to Financial Statements as of December 31, 2013 and 2012 and for the Year Ended December 31, 2013	4–15

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2013:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	17

NOTE:        Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Southern California Gas Company Retirement Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 27, 2014

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

(Dollars in thousands)

	2013	2012

CASH AND CASH EQUIVALENTS	$100	$186

INVESTMENT – Investment in Sempra Energy Savings Master Trust, at fair value	1,650,963	1,284,985

RECEIVABLES:
Notes receivable from participants	41,216	36,797
Dividends	4,360	4,346
Participant contributions	4	2,157
Employer contributions	2,443	1,966

Total receivables	48,023	45,266

NET ASSETS AVAILABLE FOR BENEFITS	$1,699,086	$1,330,437

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

(Dollars in thousands)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy
Savings Master Trust investment income	$337,868

Contributions:
Employer	17,231
Participant	53,246
Participant rollovers	2,023

Total contributions	72,500

Interest income on notes receivable from participants	1,724

Total additions	412,092

DEDUCTIONS:
Distributions to participants or their beneficiaries	99,622
Administrative expenses	697

Total deductions	100,319

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	311,773

PLAN TRANSFERS:
Transfers from plans of related entities	57,066
Transfers to plans of related entities	(190)

Net plan transfers into plan	56,876

INCREASE IN NET ASSETS	368,649

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,330,437

End of year	$1,699,086

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Southern California Gas Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in the common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $17,500 for 2013. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2013. The Plan allows for automatic enrollment of newly hired nonrepresented employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, increasing each May 1st by 1% up to a maximum of 6%. The default investment vehicle for 2013 is the T. Rowe Price Retirement Active Trust option with the age-appropriate asset allocation of stocks and bonds based on the assumption that the employee will retire at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution as determined by the Board of Directors of Sempra Energy for nonrepresented employees. Incentive contributions of 1.00% and 0.67% of eligible compensation were made for 2013, on March 17, 2014 on March 18, 2013, respectively, to all eligible nonrepresented employees employed on December 31, 2013 and 2012, respectively. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2013 and 2012 were $2,442,139 and $1,504,255, respectively, and are reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account within their TradeLink Plus account. The TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Effective July 1, 2012, Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2013 and 2012, the Plan held, through the Master Trust, 7,767,976 and 8,104,698 shares, respectively, of common stock of Sempra Energy, the parent company of the sponsoring employer, and recorded related dividend income of $18,084,356 during the year ended December 31, 2013.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $14,862 and $0 at December 31, 2013 and 2012, respectively.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued (see Note 3).

3.                    TAX STATUS

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of administrative errors involving certain Plan participants’ loans. T. Rowe Price disclosed these administrative errors to the Internal Revenue Service (IRS) through a Group Voluntary Compliance Program (Group VCP) submission on September 1, 2011 under the IRS’ Employee Plans Compliance Resolution System correction program. The Company reviewed these matters and elected to participate in the group filing. The Company elected to make the necessary corrections to affected participant loans immediately upon notification. On April 1, 2014, T. Rowe Price notified the Plan that the IRS had approved the proposed correction methods that were filed with the Group VCP on September 1, 2011, therefore, there is no impact on the Plan’s tax status as a result of the administrative error.

The IRS has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended and restated since receiving the determination letter, and the Company timely filed, pursuant to IRS Revenue Procedure 2005-66, for an updated determination letter on January 31, 2011. The application is still pending with the IRS. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions and currently an IRS audit of the 2010 tax period is in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2013 and 2012, interest rates on loans ranged from 4.25% to 9.5%, and as of December 31, 2013, the loans had maturity dates through January 2029. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At December 31, 2013 and 2012, the Plan’s interest in the investments of the Master Trust was approximately 52% and 49%, respectively.

The investments of the Master Trust at December 31, 2013 and 2012, are summarized as follows:

	2013	2012

At fair value:
Sempra Energy common stock	$1,260,527	$1,099,421
Mutual funds:
Domestic stock funds	324,988	252,322
Bond funds	109,266	138,534
Other	28,785	23,681

Total mutual funds	463,039	414,537

At estimated fair value:
Stable value fund	177,517	156,674

Common/collective trusts:
Retirement active	663,764	498,483
Domestic small-cap core equity	221,795	170,222
Domestic mid-cap core equity	15,575	-
International equity commingled pool	110,026	85,591
Domestic treasury money market	70,513	65,192
Equity income	86,514	60,738
Growth stock	83,802	58,975

Total common/collective trusts	1,251,989	939,201

Master Trust investments	$3,153,072	$2,609,833

Plan’s interest in the Master Trust	$1,650,963	$1,284,985

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2013, are as follows:

Net appreciation (depreciation) of investments at fair value:
Sempra Energy common stock	$283,162
Mutual funds:
Domestic stock funds	75,059
Bond funds	(9,208)
Other	3,628

Total mutual funds	69,479

Net appreciation of investments at estimated fair value:
Stable value fund	1
Common collective trusts:
Retirement active	108,359
Domestic small-cap core equity	65,269
Domestic mid-cap core equity	2,249
International equity commingled pool	19,418
Domestic treasury money market	397
Equity income	19,385
Growth stock	23,111

Total common/collective trusts	238,188

Net appreciation of investments	$590,830

Dividend income	$46,486

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2013 and 2012:

	2013	2012

Sempra Energy Common Stock *	$697,254	$574,947
Vanguard Institutional Index Fund	166,043	119,493
T. Rowe Price Stable Value Fund N *	106,883	96,568
T. Rowe Price Small-Cap Stock Fund *	94,000	66,137	**

*	Parties-in-interest.

**	This investment does not represent 5% or more of the Plan’s assets at December 31, 2012, but is shown for comparative purposes.

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2013 and 2012, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2013
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,260,527	$-	$-	$1,260,527

Mutual funds:
Domestic stock funds	324,988	-	-	324,988
Bond funds	109,266	-	-	109,266
Other	28,785	-	-	28,785

Total mutual funds	463,039	-	-	463,039

Stable value fund	-	177,517	-	177,517

Common/collective trusts:
Retirement active	-	663,764	-	663,764
Domestic small-cap core equity	-	221,795	-	221,795
Domestic mid-cap core equity	-	15,575	-	15,575
International equity commingled pool	-	110,026	-	110,026
Domestic treasury money market	-	70,513	-	70,513
Equity income	-	86,514	-	86,514
Growth stock	-	83,802	-	83,802

Total common/collective trusts	-	1,251,989	-	1,251,989

Total investments at fair value	$1,723,566	$1,429,506	$-	$3,153,072

	Master Trust Fair Value Measurements
	at December 31, 2012
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,099,421	$-	$-	$1,099,421

Mutual funds:
Domestic stock funds	252,322	-	-	252,322
Bond funds	138,534	-	-	138,534
Other	23,681	-	-	23,681

Total mutual funds	414,537	-	-	414,537

Stable value fund	-	156,674	-	156,674

Common/collective trusts:
Retirement active	-	498,483	-	498,483
Domestic small-cap core equity	-	170,222	-	170,222
International equity commingled pool	-	85,591	-	85,591
Domestic treasury money market	-	65,192	-	65,192
Equity income	-	60,738	-	60,738
Growth stock	-	58,975	-	58,975

Total common/collective trusts	-	939,201	-	939,201

Total investments at fair value	$1,513,958	$1,095,875	$-	$2,609,833

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable Value Fund — The fair values of participation units in the stable value fund, which is a collective trust, are based upon the net asset values (NAV) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 7).

Common Collective Trusts — The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 8).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

8.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2013
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$177,517	$106,883	$-	Daily	(1)	(1)
Pyramis Select International Equity Commingled Pool Fund (2)	103,388	48,843	-	Daily	(2)	None
T. Rowe Price Retirement Active Trusts (3)	663,764	340,249	-	Daily	None	None
T. Rowe Price U.S. Small-Cap Core Equity Trust (4)	221,795	94,000	-	Daily	None	None
T. Rowe Price U.S. Treasury Money Market Trust (5)	70,513	30,405	-	Daily	None	None
T. Rowe Price Equity Income Trust (6)	86,514	48,229	-	Daily	None	None
T. Rowe Price Growth Stock Trust (7)	83,802	40,115	-	Daily	None	None
SSGA Russell SMID Cap Index Non-Lendable Fund (8)	15,575	8,765	-	Daily	None	None
Blackrock MSCI ACWI EX US Non-Lendable Fund (9)	6,638	2,473	-	Daily	None	None

Total	$1,429,506	$719,962	$-

	At December 31, 2012
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$156,674	$96,568	$-	Daily	(1)	(1)
Pyramis Select International Equity Commingled Pool Fund (2)	85,591	36,567	-	Daily	(2)	None
T. Rowe Price Retirement Active Trusts (3)	498,483	233,414	-	Daily	None	None
T. Rowe Price U.S. Small-Cap Core Equity Trust (4)	170,222	66,137	-	Daily	None	None
T. Rowe Price U.S. Treasury Money Market Trust (5)	65,192	25,489	-	Daily	None	None
T. Rowe Price Equity Income Trust (6)	60,738	30,362	-	Daily	None	None
T. Rowe Price Growth Stock Trust (7)	58,975	25,700	-	Daily	None	None

Total	$1,095,875	$514,237	$-

(1)          The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

(3)          The trusts’ strategies seek increasingly conservative investment over time through investment in a diversified portfolio of underlying trusts that represent various asset classes and sectors, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in fixed income-based underlying trusts.

(4)          The trust strategies seek to provide long-term capital growth by investing primarily in the stocks of small companies.

(5)          The trust strategies seek to maximize safety of capital; liquidity; and, consistent with these objectives, the highest available current income by investing in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

(6)          The trust strategies seek to provide dividend income and long-term growth of capital through investments in the common stocks of established companies.

(7)          The trust strategies seek to provide long-term capital growth and, secondarily, increase dividend income by investing primarily in common stocks of a diversified group of growth companies.

(8)          The State Street Global Advisors Small / Mid Cap (SSGA SMID Cap) Index Non-Lendable Fund seeks to provide long-term capital growth by matching the performance of the Russell Small Cap Completeness Index.

(9)          This fund seeks to provide long-term capital growth, capturing the earnings and growth potential of foreign companies in both developed and emerging market countries by matching the performance of Morgan Stanley Capital International All Country World Index excluding the US (MSCI ACWI EX US) Investable Market Index.

******

SUPPLEMENTAL SCHEDULE

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

Employer ID No: 95-1240705

Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.50%; maturities from January 2014 through January 2029	**	$41,215,560

 *   Party-in-interest to the Plan.

**  Cost not required to be presented for participant directed investments.

Mobile Gas Service

Corporation Employee
Savings Plan

Financial Statements as of December 31, 2013 and
2012, and for the Year Ended December 31, 2013,
Supplemental Schedule as of December 31, 2013,
and Report of Independent Registered Public
Accounting Firm

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2013	3

Notes to Financial Statements as of December 31, 2013 and 2012, and for the
Year Ended December 31, 2013	4–15

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2013:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	17

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Mobile Gas Service Corporation Employee Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of Mobile Gas Service Corporation Employee Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 27, 2014

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012

INVESTMENT — Investment in Sempra Energy Savings Master Trust, at fair value	$22,752,274	$20,157,831

RECEIVABLES:
Notes receivable from participants	880,796	955,652
Participant contributions	-	38,966
Dividends	24,315	22,684
Employer contributions	2,435	10,981

Total receivables	907,546	1,028,283

NET ASSETS AVAILABLE FOR BENEFITS	$23,659,820	$21,186,114

See notes to financial statements.

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$ 3,351,360

Contributions:
Employer	263,451
Participant	656,766
Participant rollovers	31,061

Total contributions	951,278

Interest income on notes receivable from participants	40,676

Total additions	4,343,314

DEDUCTIONS:
Distributions to participants or their beneficiaries	2,205,375
Administrative expenses	17,527

Total deductions	2,222,902

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	2,120,412

PLAN TRANSFERS — Transfer from plan of related entity	353,294

INCREASE IN NET ASSETS	2,473,706

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	21,186,114

End of year	$23,659,820

See notes to financial statements.

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mobile Gas Service Corporation Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Mobile Gas Service Corporation (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in the common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis. The Internal Revenue Code (IRC) limited total individual pretax contributions to $17,500 for 2013. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2013. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, which automatically increases each May 1st by 1% up to a maximum of 6%. The default investment vehicle for these deferrals in 2013 is the T. Rowe Price Retirement Active Trust option with the age-appropriate asset allocation of stocks and bonds based on the assumption that the employee will retire at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan equal to 100% of the participant’s contributions, up to 1% of eligible pay, plus 50% of the participant’s contributions from 1% to 6% of eligible pay, each pay period.  The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution of up to 1% of the employee’s eligible pay. No incentive contributions were made for 2013 or 2012 except for two employees and one employee, respectively, transferred into the Plan from the savings plans of Sempra Energy and its related companies. For 2013 and 2012, for the transferred employees, the Company made an incentive contribution of 1.00% and 0.67%, respectively, of eligible compensation earned while at the previous company. The incentive contributions were made on March 17, 2014, and March 18, 2013, to the transferred employees employed on December 31, 2013 and 2012, respectively. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. The total discretionary incentive contributions for the years ended December 31, 2013 and 2012, were $2,435 and $242, respectively, and are reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times except for certain employer nonelective matching contributions and discretionary incentive contributions in a participant’s balance from the Mobile Gas Service Corporation Bargaining Unit Employee Savings Plan (Merged Plan), which was merged into the Plan effective January 3, 2011.  Any employer nonelective matching contributions and discretionary incentive contributions in a participant’s account in the Merged Plan not fully vested at the date of merger will vest in the Plan according to the schedule in the table below.

Years of	Percent
Service	Vested

1	20%
2	40
3	60
4	80
5	100

Forfeited Accounts — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s balance from the Merged Plan, defined above, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or pay Plan administrative expenses for the Plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the participant’s account will be reinstated. At December 31, 2013 and 2012, forfeited nonvested accounts totaled $8,921 and $28,446, respectively. During 2013, employer contributions were reduced by the forfeited nonvested accounts in the amount of $21,148.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink Plus. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account within their Tradelink Plus account. The TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Effective July 1, 2012, Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2013 and 2012, the Plan held, through the Master Trust, 38,650 and 37,803 shares, respectively, of common stock of Sempra Energy, the parent company of the sponsoring employer, and recorded related dividend income of $94,149 during the year ended December 31, 2013.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $96,064 and $0 as of December 31, 2013 and 2012, respectively.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued (see Note 3).

3.                    TAX STATUS

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of administrative errors involving certain Plan participants’ loans. T. Rowe Price disclosed these administrative errors to the Internal Revenue Service (IRS) through a Group Voluntary Compliance Program (Group VCP) submission on September 1, 2011 under the IRS’ Employee Plans Compliance Resolution System correction program. The Company reviewed these matters and elected to participate in the group filing. The Company elected to make the necessary corrections to affected participant loans immediately upon notification. On April 1, 2014, T. Rowe Price notified the Plan that the IRS had approved the proposed correction methods that were filed with the Group VCP on September 1, 2011, therefore, there is no impact on the Plan’s tax status as a result of the administrative error.

The IRS has determined and informed the Company by a letter dated September 16, 2011, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Participants may have one loan outstanding. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of both December 31, 2013 and 2012, interest rates on loans ranged from 4.25% to 9.25%, and as of December 31, 2013, the loans had maturity dates through May 2025. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. As of both December 31, 2013 and 2012, the Plan had less than a 1% interest in the investments of the Master Trust.

The investments of the Master Trust at December 31, 2013 and 2012, are summarized as follows:

	2013	2012

At fair value:
Sempra Energy common stock	$1,260,527	$1,099,421
Mutual funds:
Domestic stock funds	324,988	252,322
Bond funds	109,266	138,534
Other	28,785	23,681

Total mutual funds	463,039	414,537

At estimated fair value:
Stable value fund	177,517	156,674
Common/collective trusts:
Retirement active	663,764	498,483
Domestic small-cap core equity	221,795	170,222
Domestic mid-cap core equity	15,575	-
International equity commingled pool	110,026	85,591
Domestic treasury money market	70,513	65,192
Equity income	86,514	60,738
Growth stock	83,802	58,975

Total common/collective trusts	1,251,989	939,201

Master Trust investments	$3,153,072	$2,609,833

Plan’s interest in the Master Trust	$22,752	$20,158

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2013, are as follows:

Net appreciation (depreciation) of investments at fair value:
Sempra Energy common stock	$283,162
Mutual funds:
Domestic stock funds	75,059
Bond funds	(9,208)
Other	3,628

Total mutual funds	69,479

Net appreciation of investments at estimated fair value:
Stable value fund	1
Common collective trusts:
Retirement active	108,359
Domestic small-cap core equity	65,269
Domestic mid-cap core equity	2,249
International equity commingled pool	19,418
Domestic treasury money market	397
Equity income	19,385
Growth stock	23,111

Total common/collective trusts	238,188

Net appreciation of investments	$590,830

Dividend income	$46,486

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2013 and 2012:

	2013		2012

T. Rowe Price U.S. Treasury Money Market Trust *	$3,736		$4,210
Sempra Energy Common Stock *	3,469		2,682
Retirement 2025 Active Trust *	2,507		2,080
Retirement 2020 Active Trust *	2,268		1,742
Retirement 2030 Active Trust *	2,211		1,878
Retirement 2035 Active Trust *	1,335		770	***
T. Rowe Price Stable Value Fund N *	1,240		1,394
Retirement 2015 Active Trust *	1,138	**	1,876

*	Parties-in-interest.

**	This investment does not represent 5% or more of the Plan’s assets at December 31, 2013, but is shown for comparative purposes.

***	This investment does not represent 5% or more of the Plan’s assets at December 31, 2012, but is shown for comparative purposes.

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2013 and 2012, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2013
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,260,527	$-	$-	$1,260,527

Mutual funds:
Domestic stock funds	324,988	-	-	324,988
Bond funds	109,266	-	-	109,266
Other	28,785	-	-	28,785

Total mutual funds	463,039	-	-	463,039

Stable value fund	-	177,517	-	177,517

Common/collective trusts:
Retirement active	-	663,764	-	663,764
Domestic small-cap core equity	-	221,795	-	221,795
Domestic mid-cap core equity	-	15,575	-	15,575
International equity commingled pool	-	110,026	-	110,026
Domestic treasury money market	-	70,513	-	70,513
Equity income	-	86,514	-	86,514
Growth stock	-	83,802	-	83,802

Total common/collective trusts	-	1,251,989	-	1,251,989

Total investments at fair value	$1,723,566	$1,429,506	$-	$3,153,072

	Master Trust Fair Value Measurements
	at December 31, 2012
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,099,421	$-	$-	$1,099,421

Mutual funds:
Domestic stock funds	252,322	-	-	252,322
Bond funds	138,534	-	-	138,534
Other	23,681	-	-	23,681

Total mutual funds	414,537	-	-	414,537

Stable value fund	-	156,674	-	156,674

Common/collective trusts:
Retirement active	-	498,483	-	498,483
Domestic small-cap core equity	-	170,222	-	170,222
International equity commingled pool	-	85,591	-	85,591
Domestic treasury money market	-	65,192	-	65,192
Equity income	-	60,738	-	60,738
Growth stock	-	58,975	-	58,975

Total common/collective trusts	-	939,201	-	939,201

Total investments at fair value	$1,513,958	$1,095,875	$-	$2,609,833

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable Value Fund — The fair values of participation units in the stable value fund, which is a collective trust, are based upon the net asset values (NAVs) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 7).

Common Collective Trusts — The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 8).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay Plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

8.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2013
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$177,517	$1,240	$-	Daily	(1)	(1)
Pyramis Select International
Equity Commingled Pool
Fund (2)	103,388	241	-	Daily	(2)	None
T. Rowe Price Retirement
Active Trusts (3)	663,764	11,101	-	Daily	None	None
T. Rowe Price U.S. Small-Cap
Core Equity Trust (4)	221,795	492	-	Daily	None	None
T. Rowe Price U.S. Treasury
Money Market Trust (5)	70,513	3,736	-	Daily	None	None
T. Rowe Price Equity
Income Trust (6)	86,514	609	-	Daily	None	None
T. Rowe Price Growth
Stock Trust (7)	83,802	768	-	Daily	None	None
SSGA Russell SMID Cap
Index Non-Lendable Fund (8)	15,575	31	-	Daily	None	None
Blackrock MSCI ACWI EX
US Non-Lendable Fund (9)	6,638	21	-	Daily	None	None

Total	$1,429,506	$18,239	$-

	At December 31, 2012
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$156,674	$1,394	$-	Daily	(1)	(1)
Pyramis Select International
Equity Commingled Pool
Fund (2)	85,591	158	-	Daily	(2)	None
T. Rowe Price Retirement
Active Trusts (3)	498,483	9,637	-	Daily	None	None
T. Rowe Price U.S. Small-Cap
Core Equity Trust (4)	170,222	226	-	Daily	None	None
T. Rowe Price U.S. Treasury
Money Market Trust (5)	65,192	4,210	-	Daily	None	None
T. Rowe Price Equity
Income Trust (6)	60,738	422	-	Daily	None	None
T. Rowe Price Growth
Stock Trust (7)	58,975	534	-	Daily	None	None

Total	$1,095,875	$16,581	$-

(1)          The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

(3)          The trusts’ strategies seek increasingly conservative investment over time through investment in a diversified portfolio of underlying trusts that represent various asset classes and sectors, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in fixed income-based underlying trusts.

(4)          The trust strategies seek to provide long-term capital growth by investing primarily in the stocks of small companies.

(5)          The trust strategies seek to maximize safety of capital; liquidity; and, consistent with these objectives, the highest available current income by investing in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

(6)          The trust strategies seek to provide dividend income and long-term growth of capital through investments in the common stocks of established companies.

(7)          The trust strategies seek to provide long-term capital growth and, secondarily, increase dividend income by investing primarily in common stocks of a diversified group of growth companies.

(8)          The State Street Global Advisors Small / Mid Cap (SSGA SMID Cap) Index Non-Lendable Fund seeks to provide long-term capital growth by matching the performance of the Russell Small Cap Completeness Index.

(9)          This fund seeks to provide long-term capital growth, capturing the earnings and growth potential of foreign companies in both developed and emerging market countries by matching the performance of Morgan Stanley Capital International All Country World Index excluding the US (MSCI ACWI EX US) Investable Market Index.

* * * * * *

SUPPLEMENTAL SCHEDULE

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

Employer ID No: 63-1042930

Plan Number: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%;
maturities from January 2014
		through May 2025	**	$880,796

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY SAVINGS PLAN (Full title of the Plan)

Date: June 27, 2014	By: /s/ TREVOR I. MIHALIK
Trevor I. Mihalik, Senior Vice President - Controller & CAO, Sempra Energy

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN (Full title of the Plan)

Date: June 27, 2014	By: /s/ TREVOR I. MIHALIK
Trevor I. Mihalik, Senior Vice President - Controller & CAO, Sempra Energy

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN (Full title of the Plan)

Date: June 27, 2014	By: /s/ TREVOR I. MIHALIK
Trevor I. Mihalik, Senior Vice President - Controller & CAO, Sempra Energy

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN (Full title of the Plan)

Date: June 27, 2014	By: /s/ TREVOR I. MIHALIK
Trevor I. Mihalik, Senior Vice President - Controller & CAO, Sempra Energy